January 11, 2011	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER REPORTS FOURTH QUARTER AND RECORD 2010 PRODUCTION

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to report record 2010 production of 2,255,802 silver equivalent ounces (“Ag eq oz”), a 2% increase over 2009. New records were established for the output of all metals, comprising 1,534,957 ounces silver, 7,216 ounces gold, 1,092 tonnes lead, and 1,358 tonnes zinc.

These records come as the Company completes its first full year of a 3-year organic growth strategy, whereby 2010 saw a strong focus on exploration and development, new equipment purchases and plant upgrades. While these are continuing in 2011, the investments made to date will allow the Company to gradually increase production to meet its stated goal of 3.8 million Ag eq oz by 2012. Guanajuato silver and gold production was virtually unchanged year-on-year, with 1,019,856 oz silver and 6,619 oz gold, for 1,433,555 Ag eq oz, while Topia metal production was up by 24%, with 515,101 oz silver, 597 oz gold, 1,092 tonnes lead and 1,358 tonnes zinc for 822,247 Ag eq oz.

2010 Year-end highlights include records for:

  Total metal production of 2,255,802 Ag eq oz, up 2% from 2009;
  Silver production of 1,534,957 oz, up 5% from 2009;
  Gold production of 7,216 oz, up 1% from 2009;
  Lead production of 1,092 tonnes, up 25% from 2009;
  Zinc production of 1,358 tonnes, up 29% from 2009;
  Metallurgical recoveries of gold and silver at Guanajuato and silver, lead and zinc at Topia.

(Silver equivalents for 2010 were established using prices of US$1,000/oz Au, US$16/oz Ag, US$0.80/lb Pb and Zn. These will be revised for 2011.)

Fourth quarter (“Q4”) metal production totaled 565,660 Ag eq oz including 385,022 ounces silver, 1,943 ounces gold, 234 tonnes lead and 304 tonnes zinc. Compared to results from Q4 2009, silver production was down by 1%, lead and zinc production was up by 14% and 23% respectively, while gold production was down 21%. Total metal output from Guanajuato was down by 21% due primarily to lower ore grades while Topia output was up by 26%.

Fourth Quarter 2010 highlights include:

  Metal production at Topia of 195,598 Ag eq oz, up 26% from Q4 2009;
  Record metallurgical gold recovery of 91.1% at Guanajuato;
  Further encouraging results from exploration drilling at the San Ignacio project;
  Updated NI 43-101 compliant mineral resource and reserve update for Guanajuato.

Guanajuato Mine

Fourth quarter metal production from the mine totaled 255,372 oz silver as well as 1,835 oz gold, or 370,062 Ag eq oz, from processing 39,061 tonnes of ore with an average grade of 228g/t silver and 1.60g/t gold. The average grade of ore processed in Q4 2009 had been much higher, at 271g/t silver and 2.14g/t gold, and it was for this reason the total metal production in Q4 2010, at 370,062 Ag Eq oz, was 21% down year-on-year. Mine planning for 2011, confirmed by the new mineral reserve estimate, shows that ore grades will gradually improve as mine access is completed for the exploitation of the richer Cata Alto 1(a) and 2 zones.

In November 2010, Great Panther announced the appointment of Mr. Andrew Sharp as the new General Manager at Guanajuato. Andrew has a Bachelor of Engineering degree from the Western Australian School of Mines and more than 23 years experience in the mining industry.

In his most recent position, he was Manager of Technical Services for Projects with Platapanamericana, S.A. de C.V., the Mexican subsidiary of Pan American Silver, where he was responsible for the management of the La Preciosa Ag-Au deposit in Durango. His broad and relevant experience in vein-hosted silver deposits and track record in improving production and site efficiencies while increasing mine life comes at an important time as the Company is completing the first year of its three-year growth strategy. His mine-building experience will be particularly relevant in the development of Great Panther’s new discovery at the San Ignacio property.

During the quarter, the NI 43-101 compliant mineral resource estimate for Guanajuato was updated and the first mineral reserve statement was released. The Measured and Indicated resources were estimated at 5.45 million Ag eq oz, the Inferred resources at 2.68 million Ag eq oz, and the Proven and Probable mineral reserves (derived from the Measured and Indicated resources) were estimated at 320,000 tonnes with an average grade of 282g/t silver and 2.19g/t gold. Significantly, the mineral reserve grade compares very favorably with the average grades for 2010 and will lead to improved output from Guanajuato in 2011 and 2012.

The Guanajuato plant achieved record gold recovery and excellent silver recovery of 91.1% and 89.1%, respectively. Continuous improvements have been made to the plant operations and will carry on in 2011. Five new, 5 cubic metre, flotation cells were ordered from Outotec for delivery by the second quarter of 2011. In addition, new Krebs cyclones will be added to further improve the control of the grinding circuit.

Production stoping of the gold-rich Santa Margarita vein progressed well although overall gold production was down slightly compared to the previous quarter.

Production from the Los Pozos area on the 310 and 345 metre levels continued to increase and accounted for more than 50% of the total silver production at the mine. Access development to a third production stoping area at the 380 metre level was completed in Q4 and exploratory development was underway in December.

Revisions to the mine planning for Cata Clavo production have been made and ramp development to access all veins on the 520 metre level, as well as lateral development on the richer Alto 1(a) and Alto 2 zones, is underway. Output from Cata is expected to be restored to previous levels as ore grades improve. A new, 18-tonne capacity, underground haulage truck has been received and is being utilized to haul ore from the deeper sections at Cata.

Exploratory core drilling of the Guanajuatito North Zone below the 80 metre level has indicated mineralization continuing to depth and an access ramp has been driven to intersect the vein on the 120 metre level. The vein will be explored in more detail in the first quarter of 2011, in preparation for an additional stoping area.

Underground exploratory core drilling of the 1414 stope area between the Valenciana and Cata mine areas at the 320 metre level is underway. While this is being drilled, development along the 320 level will advance sufficiently to start the deep drilling under the main Valenciana Mine. The deep drilling will commence in the second quarter of 2011 and will test the Veta Madre structures in the Valenciana area below the 390 level, and along a 600 metre strike length.

Surface drilling of the San Ignacio property, located approximately 5 kilometres west-northwest of Guanajuato, continued with significant results from the third and fourth drill holes. The results confirm earlier results and provide encouragement for discovering other veins over the 4 kilometre long property. Hole ESI10-03 intersected 15 silver-gold mineralized zones, including the Melladito zone, which returned 212g/t silver and 1.99g/t gold over 4.3 metres, the Nombre de Dios zone with 850g/t silver and 3.75g/t gold over 3.1 metres, and a footwall stockwork zone with 680g/t silver and 1.94g/t gold over 3.85 metres. The fourth hole, ESI10-04, was drilled under ESI10-03 and intersected five silver-gold mineralized zones, including the Melladito zone with 240g/t silver and 0.8g/t gold over 5.8 metres, the Nombre de Dios zone with 2,020g/t silver and 7.80g/t gold over 0.9 metres, and a footwall stockwork zone with 660g/t silver and 1.73g/t gold over 3.25 metres, including 0.80 metres assaying 2,380g/t silver and 6.57g/t gold.

In light of the success of the 2010 drilling at San Ignacio, Great Panther’s Board of Directors has approved a new 2011 budget of $2.8 million for the exploration and development of the San Ignacio property. As soon as the appropriate permits are in place, an expanded drilling program will commence. Potential sites to establish a portal for an underground ramp are also being evaluated. Due to the proximity of the San Ignacio property to the Company’s main Guanajuato operation, any mineralization intersected in the course of underground exploration and development can be trucked to the plant for processing. In this way, cash flow provided by the additional tonnage can be used to offset the cost of the exploration and development program.

Topia Mine

Topia recorded another strong quarter with metal production of 129,650 oz of silver, 108 oz of gold, 515,305 lbs of lead, and 669,216 lbs of zinc from milling 9,081 tonnes of ore. This equates to 195,598 Ag eq oz, 26% higher than for Q4 2009. Ore grades averaged 458g/t silver, 0.46g/t gold, 2.78% lead and 3.64% zinc.

Plant performance remained strong with metal recoveries of 91.5% for silver, 81.5% for gold, 92.7% for lead and 91.8% for zinc. In addition to processing 9,081 tonnes from the Company’s mines, 3,650 tonnes were custom milled for a local miner, thereby increasing revenue and reducing unit costs. Several modifications are being made at year end, including additional new flotation cells for the zinc and lead concentrate circuits, which will enable plant throughput to be increased in 2011 by 22%, from 180 to 220 tonnes per day.

Mine development continued to extend known areas and provide access to new mining areas. Mining of the San Gregorio and El Rosario veins progressed well, contributing almost 40% of the silver production. Ramp development at Argentina continued and is now fully mechanized with an electric-hydraulic drill jumbo, a new 2-yard underground loader and a 7-tonne capacity haulage truck. Access to the third level is expected in the second quarter of 2011.

The surface exploratory drilling program, completed in the third quarter of 2010, was extremely successful and will guide mine development to continue to expand silver production from the San Gregorio, Recompensa, and Cantarranas (Hormiguera mine) veins plus enable new production to be added from other veins where no mining is currently taking place. Drilling on the La Prieta property proved the potential for this to be an additional mine for the Topia operations, with high silver values in the three drill holes of up to 2,500g/t over 0.25 metres. The program also returned several significant intercepts from other veins that are not currently being mined, including the Higuera vein (close to the San Gregorio vein), and the western portion of the Oliva vein (close to the Recompensa vein).

In addition, mine development on the Cantarranas vein at the Hormiguera mine has encountered 161 metres of strike length with an average width of 0.19 metres grading 1,403g/t silver, 0.88g/t gold, 2.02% lead, and 7.76% zinc. At Mina 7, on the San Gregorio vein, development is ongoing eastward, with 90 metres of strike length on the vein, with an average width of 0.43 metres grading 1,436g/t silver, 0.53g/t gold, 7.26% lead, and 12.23% zinc. Sub-level development and stoping is ongoing in both areas.

Mineral resource/reserve estimations have commenced on all viable areas with the completion of the surface drilling. Added mineral resources/reserves will play an important role in the Company’s plans to increase production at Topia by 20% per year from 2010 to 2012. The Company anticipates mineral resource/reserve estimates to be released for Topia in the first quarter of 2011.

Outlook

Great Panther’s 3-year strategy to accelerate production to 3.8 million Ag eq oz by 2012 is now commencing its second year. New equipment has been delivered to the mines, new production faces are being added, plant performance continues to excel, plant capacity is being increased, resources have been increased and reserves defined, and exploration drill programs have made significant new discoveries of high grade mineralization.

The combined production target for 2011 has been set at 2.87 million Ag eq oz, consisting of 1.94 million oz silver, 11,200 oz gold, 1,170 tonnes lead and 1,430 tonnes zinc. (Silver equivalents for 2011 have been established using prices of US$1,200/oz Au, US$20/oz Ag, US$0.85/lb Pb and Zn).

Production from Guanajuato is planned to increase steadily throughout 2011 as output from the Los Pozos and Santa Margarita areas reach full capacity, Cata production returns to previous levels, and new production is added from the Guanajuatito area. Plant throughput is estimated to be 200,000 tonnes at grades of 240g/t silver and 1.80g/t gold for metal production of 1.38 million oz silver and 10,400 oz gold; equivalent to 2.00 million Ag eq oz.

Output from Topia is estimated to increase as new mine production is added as a result of development on existing and new veins and plant capacity is increased. Plant throughput is estimated to be 40,000 tonnes with metal production of 0.56 million oz silver, 800 oz gold, 1,170 tonnes lead, and 1,430 tonnes zinc; equivalent to 0.87 million Ag eq oz.

No production from the new discoveries at the San Ignacio property is included in the 2011 target. However, as resources are estimated and mine plans are developed, it is anticipated that this project will positively impact the plans for 2012. Due to the proximity of San Ignacio to the Company’s main operations at Guanajuato, any ore extracted during the development phase can be trucked to the plant for processing.

Diamond drilling in 2010 totaled 27,272 metres, including 16,695 metres at the Guanajuato Mine, 1,762 metres at San Ignacio and 8,815 metres at Topia. Due to the success of this program in delineating new resources and making new discoveries, the drilling budget for 2011 has been more than doubled to approximately 60,000 metres. This compares favourably with the 65,000 metres originally proposed for the Company’s entire 3-year growth strategy.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.